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                             May 17, 2024

       Andrew Milgram
       Chief Executive Officer
       Marblegate Capital Corp
       411 Theodore Fremd Avenue
       Suite 206S
       Rye, New York 10580

                                                        Re: Marblegate Capital
Corp
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-4
                                                            Supplemental
Response Submitted April 5, 2024
                                                            CIK No. 0001965052

       Dear Andrew Milgram:

                                                        We have reviewed your
supplemental response and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       March 11, 2024 letter.

       Correspondence filed April 5, 2024

       General

   1. Based on your analysis, the Company does not appear to be eligible for the exclusions provided by Sections
3(c)(5)(A) and/or (B). Accordingly, please provide any alternative analysis for why the
Company believes it does not meet the definition of an investment company under Section
3(a)(1) of the Investment Company Act. Please describe in your response any legal and
factual support for your analysis.
   2. Please note that we continue to consider your accounting policies and disclosure detailed in your prior responses
related to your application of ASC 946 and may have further
                                                        comments.
 Andrew Milgram
Marblegate Capital Corp
May 17, 2024
Page 2
Management's Discussion and Analysis of Depalma, page 196

3. We note your response to prior comment 11. Please further revise MD&A to clarify the extent to which Septuagint's delays have impacted your strategy as discussed on pages
         189 and 191. In this regard, we note the statement on page 188 that, as of September 30,
         2023, Septuagint utilized 199 Owned Medallions and managed a fleet of approximately
         199 vehicles and 235 drivers. We also note Septuagint's strategy to "grow into a profitable fleet" as well as your belief that "this growth will allow [you] to continue to increase cash flows from Owned Medallions while also developing a pipeline of taxi drivers for the future sale of medallions, which could include related seller financing." Please revise to update the numbers regarding Septuagint's working fleet as of the most recent practicable date and revise MD&A to address such trends, including with respect to cash flow from
         Owned Medallions.
       Please contact Michael Volley at 202-551-3437 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameAndrew Milgram                               Sincerely,
Comapany NameMarblegate Capital Corp
                                                               Division of
Corporation Finance
May 17, 2024 Page 2                                            Office of
Finance
FirstName LastName